News
FOR IMMEDIATE RELEASE
BMO Financial Group Announces the Departure of Rob Pearce
TORONTO, May 8, 2006 — BMO Financial Group today announced that Robert W. Pearce, president and chief executive officer, Personal & Commercial Client Group, will be leaving the Bank effective May 31, 2006.
Since October 2002, Mr. Pearce has been responsible for all personal and commercial banking services in Canada and has served on BMO Financial Group’s nine-member Management Board Executive Committee.
“Rob has had a very distinguished 26-year career at BMO and our Canadian retail franchise is stronger for it,” said Tony Comper, president and chief executive officer, BMO Financial Group.
“I am incredibly grateful for the opportunities and experiences I have enjoyed at BMO over the past 26 years, but after careful reflection on my own goals and aspirations I have made the difficult decision to leave BMO,” said Mr. Pearce. “For me the timing feels right, and I hope to have a little R&R time with my family before starting the next stage of my career.”
“Rob is a professional and passionate leader who has made many contributions to our enterprise as well as to the industry and communities across this country,” said Bill Downe, chief operating officer, BMO Financial Group. “Rob built a strong team.”
For an interim period, Mr. Downe will directly lead the Canadian personal and commercial business before announcing the new leadership.
“We have ambitious plans for accelerating profitable growth in our commercial business, where we have a #2 market share position, and all across our strong personal banking franchise,” added Mr. Downe. “I am eager to spend more time with the leadership team who are focused on executing our strategies to further build and strengthen our customer relationships and increase profitable market share growth”.
Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified North American financial services organization. With total assets of $306 billion as at January 31, 2006, and more than 33,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and solutions. BMO Financial Group serves clients across Canada through its Canadian retail arm, BMO Bank of Montreal, and through BMO Nesbitt Burns, one of Canada’s leading full-service investment firms. In the United States, BMO serves clients through Chicago-based Harris, an integrated financial services organization that provides more than one million personal, business, corporate and institutional clients with banking, lending, investing, financial planning, trust administration, portfolio management, family office and wealth transfer services.

Media Relations Contacts:
Paul Deegan, Toronto, paul.deegan@bmo.com, (416) 867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1101
Investor Relations Contacts:
Viki Lazaris, Toronto, viki.lazaris@bmo.com, (416) 867-6656
Steven Bonin, Toronto,steven.bonin@bmo.com, (416) 867-5452
Internet: www.bmo.com